Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Ordinary Shares of

AVG TECHNOLOGIES N.V.

at

$25.00 Per Share

Pursuant to the Offer to Purchase dated July 29, 2016

by

AVAST SOFTWARE B.V.

a direct wholly owned subsidiary of

AVAST HOLDING B.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 31, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

July 29, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent”), to act as Information Agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all outstanding ordinary shares, with a nominal value of €0.01 per share (the “Shares”), of AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“AVG”), at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to a financing condition. Certain conditions to the Offer are described in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Solicitation/Recommendation Statement on Schedule 14D-9 of AVG;

3. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

4. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by 11:59 p.m., New York City time, on August 31, 2016 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement (as defined below), in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or if the procedure for book-entry transfer cannot be completed by the Expiration Time;

5. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6. A return envelope addressed to the “Depositary for your use only.”

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on August 31, 2016, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to a Purchase Agreement, dated as of July 6, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and among AVG, Purchaser and Parent. The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, promptly after the Expiration Time, accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn (the time of acceptance of Shares for payment, the “Acceptance Time”) and, promptly after the Acceptance Time, pay for all such Shares (such time of payment, the “Offer Closing”).

Following the Expiration Time, Purchaser intends to provide for a subsequent offering period (the “Subsequent Offering Period”) of at least 10 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 and in accordance with the Purchase Agreement. The Subsequent Offering Period may be extended by Purchaser in accordance with the Purchase Agreement for at least seven business days following the announcement that Purchaser or its designee intends to effect the Asset Sale (as defined below) (such extension, the “Minority Exit Offering Period”).

The Purchase Agreement provides, among other things, that, as promptly as practicable following the closing of the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable), Purchaser may complete a corporate reorganization of AVG and its subsidiaries (the “Subsequent Reorganization”). The Subsequent Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of AVG’s business operations from and after the consummation of the Subsequent Reorganization and (b) any AVG shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) or other taxes. As a result of the Subsequent Reorganization, it is anticipated that AVG will be liquidated or become wholly owned by Purchaser. The Subsequent Reorganization may also include the conversion of AVG from a public limited liability company (naamloze vennootschap) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable, but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with the Shares then owned by Parent, Purchaser and their respective subsidiaries, represents at least 95 percent of the then outstanding Shares, Purchaser intends to effect the Subsequent Reorganization by means of compulsory acquisition of Shares held by non-tendering AVG shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code (the “Compulsory Acquisition”).

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period, which includes the Minority Exit Offering Period, if applicable, but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time), together with the Shares then owned by Parent, Purchaser and their respective subsidiaries, represents fewer than 95 percent but at least 80 percent of the then outstanding Shares, Purchaser intends to, or intends to cause its designee to, subject to the approval of AVG shareholders at the EGM (as defined below), promptly after the closing of the Subsequent Offering Period (which includes the Minority Exit Offering Period, if applicable), effect the Subsequent Reorganization by means of a sale of all or substantially all of the assets of AVG to Purchaser or its designee in exchange for (a) cash and a note payable in an aggregate amount equal to the Offer Price multiplied by the total number of Shares outstanding as of the Offer Closing and (b) the assumption by Purchaser or its designee of substantially all liabilities of AVG (the “Asset Sale”).

If Parent determines it is not reasonably practicable (which will be deemed to include adverse tax consequences) to cause the Compulsory Acquisition or the Asset Sale and Liquidation Distribution, it will use reasonable best efforts to cause a Subsequent Reorganization in a different manner with the prior approval of the independent directors of AVG (the “Independent Directors”). The Compulsory Acquisition and the Asset Sale and Dissolution have been unanimously approved by the AVG Boards (as defined below) (including the Independent Directors).

Upon consummation of the Asset Sale, Purchaser would own all of AVG’s business operations and would be the principal shareholder in AVG, and the non-tendering AVG shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Upon completion of the Asset Sale, AVG will be dissolved and liquidated in accordance with applicable Dutch liquidation procedures (the “Dissolution”). Purchaser would then provide an indemnity or guarantee to the liquidator for any deficit in the estate of AVG, to enable the liquidator to make an advance liquidation distribution in cash (the “Liquidation Distribution”) to each AVG shareholder in an amount equal to the Offer Price, without interest and less applicable withholding taxes (including Dutch dividend withholding tax) or other taxes, for each Share then owned.

After due and careful discussion and consideration, including a thorough review of the Offer with their outside legal and financial advisors, AVG’s supervisory board (the “AVG Supervisory Board”) and management board (the “AVG Management Board,” and together with the AVG Supervisory Board, the “AVG Boards”) by unanimous vote of all directors present or represented and voting (a) approved the terms of, and the transactions contemplated by, the Purchase Agreement, the Asset Sale Agreement (as defined in the Offer to Purchase) and all other documents conducive to AVG’s obligations under the Purchase Agreement (collectively, the “AVG Transaction Documents”), and approved AVG’s entry into the AVG Transaction Documents; and (b) determined to support the Offer and to recommend that AVG shareholders accept the Offer, subject to the terms and conditions of the AVG Transaction Documents. The AVG Boards also unanimously approved (i) the Asset Sale, the subsequent Dissolution and the Liquidation Distribution and the appointment of a liquidator; (ii) the terms and conditions of the Asset Sale Agreement and the entry into the Asset Sale Agreement by AVG upon Purchaser’s request as set forth in the AVG Transaction Documents; and (iii) the proposed amendment of the articles of association of AVG if the Asset Sale is pursued and the proposed amendment of the articles of association of AVG and conversion of AVG into a private company with limited liability if the Asset Sale is not pursued.

The AVG Boards unanimously support the Offer and recommend that AVG shareholders accept the Offer. The AVG Boards unanimously recommend that you vote “for” each of the items that contemplate a vote of AVG shareholders at the extraordinary general meeting of AVG shareholders scheduled to be held on August 23, 2016 at 10:00 A.M., Central European Time, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, The Netherlands (the “EGM”). At the EGM, AVG shareholders will be requested to vote on the Asset Sale, the Dissolution, the Liquidation Distribution, the appointment of the liquidator, the appointment of directors designated by Purchaser to the AVG Boards and other matters contemplated by the Purchase Agreement. See the website of AVG (www.avg.com) for the full agenda and explanatory notes for the EGM. The information on, or that can be accessed through, AVG’s website neither constitutes a part of the Offer to Purchase nor is incorporated by reference therein.

In order for a shareholder to validly tender Shares pursuant to the Offer, either (a) confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depositary Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in lieu of a Letter of Transmittal and any other documents required by the

Letter of Transmittal must be received by the Depositary at its addresses set forth on the back cover of the Offer to Purchase and, or (b) the tendering shareholder must comply with the guaranteed delivery procedures described in the Offer to Purchase. No alternative, conditional or contingent tenders will be accepted. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Time.

Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and to the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833